SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D. C. 20549

                         AMENDMENT NO. 3

                               to

                           SCHEDULE TO
                         (RULE 14d-100)

    TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                       EL PASO CORPORATION
               (Name of Subject Company (Issuer))

                  EL PASO CORPORATION (ISSUER)
 (Names of Filing Persons (Identifying Status as Offeror, Issuer
                        or Other Person)

                   9.00% EQUITY SECURITY UNITS
                 (Title of Class of Securities)

                           28336L 20 8
              (CUSIP Number of Class of Securities)

                      Robert W. Baker, Esq.
                       El Paso Corporation
                        El Paso Building
                      1001 Louisiana Street
                      Houston, Texas 77002
                         (713) 420-2600
          (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of
                         Filing Persons)

                            Copy To:
                         David F. Taylor
                    Locke Liddell & Sapp LLP
                           600 Travis
                    3400 JPMorgan Chase Tower
                      Houston, Texas 77002
                         (713) 226-1200


                    CALCULATION OF FILING FEE

TRANSACTION VALUATION*            AMOUNT OF FILING FEE
  $ 295,492,500                        $ 23,906

* Estimated solely for the purpose of calculating the amount of the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, and based on the product of (i) $28.55, the average high and low prices of the 9.00% Equity Security Units (the "units") as reported on the New York Stock Exchange as of October 21, 2003 and (ii) 10,350,000 the maximum number of units to be received in the exchange offer.


[X]       Check the box if any part of the fee is offset as
     provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:  $26,562
           Filing Party:  El Paso Corporation

           Form or Registration No.:  File No. 5-55241
           Date Filed:  October 24, 2003

[   ]     Check the box if the filing relates solely to
     preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

 [   ]    third-party tender offer subject to Rule 14d-1.
 [X]      issuer tender offer subject to Rule 13e-4.
 [   ]    going-private transaction subject to Rule 13e-3.
 [   ]    amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                 AMENDMENT NO. 3 TO SCHEDULE TO

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on October 24, 2003, as amended by Amendment No. 1 thereto filed on November 19, 2003, and Amendment No. 2 thereto filed on December 2, 2003, by El Paso Corporation, a Delaware corporation ("El Paso"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with its offer to exchange up to 10,350,000 of its outstanding 9.00% Equity Security Units ("Equity Security Units") for shares of its common stock, par value $3.00 per share ("Common Stock"), and cash upon the terms and subject to the conditions set forth in the Second Amended and Restated Confidential Offering Memorandum, dated December 2, 2003 (the "Offering Memorandum"), and in the related Second Amended and Restated Letter of Transmittal (which were filed as exhibits
(a)(1)(M) and (a)(1)(N) to Amendment No. 2, respectively, and collectively constitute the "Exchange Offer"). For each Equity Security Unit, El Paso will deliver (1) 2.5063 shares of Common Stock and (2) cash in the amount of $9.70, all as further described in the Offering Memorandum.

     The information in the Exchange Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to all the items of this Schedule TO, except as otherwise set forth below.


ITEM 1.  SUMMARY TERM SHEET

     Item 1 of the Exchange Offer is hereby amended and supplemented as follows:

     The ninth question and corresponding answer in the section of the Offering Memorandum titled "Questions and Answers About the Exchange Offer" is hereby restated in its entirety as follows:

          "Q: What are the conditions to the completion of the exchange offer?

               A:        The exchange offer is conditioned
               on the receipt of a minimum number of equity security units as discussed above. The exchange offer is also subject to a limited number of additional conditions, some of which we may waive in our sole discretion. Most significantly, there must not be a reasonable likelihood that the exchange will result in the equity security units no longer being listed on the NYSE or otherwise be considered a "going private transaction." If any of these conditions are not satisfied, we will not be obligated to accept and exchange any tendered equity security units. Prior to the expiration date of the exchange offer, we reserve the right to amend the exchange offer in our sole discretion for any or no reason. We describe the conditions to the exchange offer in greater detail in the section titled "The Exchange Offer - Conditions to the Exchange Offer.""


ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 of the Exchange Offer is hereby amended and supplemented as follows:

     The section of the Offering Memorandum titled "Summary - The
Exchange Offer - Consequences to Holders that Fail to Exchange
Equity Security Units" is hereby restated in its entirety as follows:

          "Once the exchange offer is completed, any of your equity security units that are not tendered and exchanged in the exchange offer will remain outstanding in accordance with their terms. The conditions to our obligation to complete the exchange offer include the condition that there not be a reasonable likelihood that the exchange offer will cause the equity security units to be delisted from the NYSE."

     The section of the Offering Memorandum titled "Where
You Can Find More Information" is hereby amended by adding the following to the end of the second paragraph thereof:

            "We are also incorporating by reference into this offering memorandum the following additional documents:

             * Current Reports on Form 8-K, dated December 4, 2003, December 9, 2003, and December 15, 2003."

     The section of the Offering Memorandum titled  "The Exchange
Offer - Conditions to the Exchange Offer - General Conditions" is hereby amended by deleting the fifth bullet point of the second paragraph thereof.

     The section of the Offering Memorandum titled  "The Exchange
Offer - Expiration Date; Extension; Modification; Termination" is hereby amended by deleting the fourth bullet point of the third paragraph thereof.


ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Item 6 of the Exchange Offer is hereby amended and supplemented as follows:

                    (c)  (5)   On December 15, 2003, El Paso
                    announced its Long Range Plan.  El Paso's
                    Current Report on Form 8-K dated December 15, 2003, which includes the December 15, 2003 press release, is incorporated herein by reference.


ITEM 12.  EXHIBITS.

     Item 12 of the Exchange Offer is hereby amended and supplemented as follows:

     The second paragraph of the Second Amended and Restated
Letter of Transmittal is hereby restated in its entirety as follows:

               "El Paso reserves the right, at any time or from time to time, to extend the exchange offer at its discretion, in which event the term "expiration date" shall mean the latest date to which the exchange offer is extended. El Paso shall give notice of any extension by giving oral, confirmed in writing, or written notice to the exchange agent and by making a public announcement by press release prior to 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. The term "business day" shall mean any day that is not a Saturday, Sunday or day on which banks are authorized by law to close in the State of New York."

                            Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   EL PASO CORPORATION

                                   By: /s/ D. Dwight Scott
                                     ------------------------
                                     Name:  D. Dwight Scott
                                     Title: Executive Vice
                                     President and
                                     Chief Financial Officer



Dated: December 16, 2003